UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-53938

NEVADA PROPERTY 1 LLC

(Exact name of registrant as specified in its charter)

3708 Las Vegas Boulevard South

Las Vegas, Nevada 89109

(702)-698-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Membership Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒*
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

*	Nevada Property 1 LLC (the “Company”), together with its affiliates, own and operate The Cosmopolitan of Las Vegas (the “Cosmopolitan”), an integrated resort that offers hotel and residential accommodations, gaming facilities, food and entertainment. In order to own, operate and receive revenues for the gaming activities at The Cosmopolitan, the Company is required to obtain and maintain approvals from the Nevada Gaming Commission (the “Nevada Commission”), the Nevada State Gaming Control Board (the “Nevada Board”) and the Clark County Liquor and Gaming Licensing Board (the “Clark County Board” and, together with the Nevada Commission and the Nevada Board, the “Nevada Gaming Authorities”). These approvals required the Company to file a registration statement on Form 10, registering its Class A membership interests under Section 12(g) of the Securities Exchange Act of 1934, as amended, and, thereafter, comply with the Securities and Exchange Commission’s applicable reporting obligations under Section 13(a) of the Exchange Act. On March 22, 2016, the Company filed an application with the Nevada Gaming Commission to convert the Company from a publicly traded Company to a Private Investment Company pursuant to Nevada Gaming Commission Regulation 15C.

Pursuant to the requirements of the Securities Exchange Act of 1934, NEVADA PROPERTY 1 LLC, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 18, 2016	NEVADA PROPERTY 1 LLC

	By:	/s/ Michelle F. Adams
	Name:	Michelle F. Adams
	Title:	Chief Financial Officer